Northport Network Systems Inc.
Suite 4200, 601 Union Street,
Seattle, Wa, 98101
Telephone: (206) 652-3451
Fax: (206) 652-3205

January 26, 2011

United States Securities and Exchange Commission
100 F Street N.E. Mail Stop 4561
Washington, DC, 20549

Attention; Mr. David Edgar, Staff Accountant

Re: Northport Network Systems Inc. File No. 000-52728. Form 10-K for the fiscal year ended December 31, 2009 and filed April 15, 2010; and also our Form 8-K filed June 21, 2010 and subsequent Form 8-K/A filed January 26, 2011.

Dear Sir;

In reply to your December 2, 2010 letter regarding our Form 10-K filed on April 15, 2010 and also our Form 8-K filing of June 21, 2010, we comment as follows:

Form 10-K for the Fiscal year ended December 31, 2009

Item 9A. Controls and Procedures

Management’s Report of Internal Control over Financial Reporting , page 40

Regarding our response to prior comment 3-- You have requested that we amend this section of our report to include the disclosure required by Item 308T(a)(4) of Regulation S-K. Specifically we have added additional disclosure in the section entitled “Management’s Report of Internal Control over Financial Reporting”. Our revised disclosure report will state the following:

Management’s Report of Internal Control Over Financial Reporting

Management, including our principal executive officer and principal accounting officer, is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). Specifically our President and Chief Executive Officer, Zhao Yan, our Northport Chief Financial Officer Jim Qian and our Dalian Beigang Chief Financial Officer, Zi Feng Liu, are responsible for establishing and maintaining disclosure controls and procedures for our Company.

Disclosure controls and procedures are controls and other procedures that are designed to ensure that information required to be disclosed by our Company is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission. In making this assessment, management used the framework set forth in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. A material weakness is defined in Public Company Accounting Oversight Board Auditing Standard No. 2 as a significant deficiency, or a combination of significant deficiencies, in internal control, over financial reporting that results in there being more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected.

There have not been any changes in the Company’s internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act, during our fourth fiscal quarter that have materially affected, or are reasonably likely to materially affect our internal control over financial reporting in our financial statements prior to December 31, 2009.

Our management's report was not subject to attestation by the Company's registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only the management’s report in this annual report.

Internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly specify the transactions and dispositions of our assets; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on our financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Forward looking statements regarding the effectiveness of internal controls during future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

During the year, we cancelled and rescinded an acquisition of a travel agency company that we had acquired in October 2008. We discovered deficiencies in the new subsidiary’s records and disclosure systems, such that we elected to rescind the acquisition arrangement . Details of the termination are disclosed in the audited financial statements and in other sections of this annual report and we had previously disclosed this issue.

Based on their evaluation, our Company’s Chief Executive Officer, our Northport Chief Financial Officer and our Dalian Beigang Chief Financial Officer identified no material weakness in our Company’s disclosure controls and procedures as of December 31, 2009, We will state that the disclosure controls and procedures as at December 31, 2009 were effective and we concluded that the financial statements included in this Annual Report present fairly, in all material respects, our financial position, results of operations and cash flows for the periods presented in conformity with GAAP.

Form 8-K filed June 21, 2010

Item 9.01 Financial Statements and Exhibits

Item 5.

Your comment 2 in your letter of December 2, 2010 requests that we address your prior comment 5 and we comment as follows:

(a)

As required by Form 8-K regulations, we have now filed the full financial statements and pro forma documents as required in respect to our acquisition of Beijing XinLvZhengBaoCheng Education Technology Co. Ltd. The form 8-K/A was filed on January 26, 2011.

We trust that these comments are acceptable to the Commission. If you deem the our planned amendments as acceptable, please advise if you wish us to re-file the entire Form 10K and 10Q documents or file the amended sections and pages only.

Yours truly;

/s/ Jim H. Qian
Jim H. Qian, CFO and Director
Northport Network Systems Inc.